Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

Six Months Ended
June 30, 2018
Earnings
Loss from continuing operations before benefit from income taxes	$(143)
Income from equity investees	(12)
Distributed income from equity investees	4
Interest and amortization of deferred finance costs	464
Amortization of capitalized interest	6
Implicit rental interest expense	43

Total Earnings	$362

Fixed Charges
Interest and amortization of deferred finance costs	$464
Capitalized interest	8
Implicit rental interest expense	43

Total Fixed Charges	$515

Ratio of Earnings to Fixed Charges	*

*	For the six months ended June 30, 2018, earnings were insufficient to cover fixed charges by approximately $153 million.